Exhibit (a)(5)(A)

GlobalSantaFe Elects to Use Cash to Repurchase Any Tendered Zero

Coupon Convertible Debentures Due 2020

Houston, Texas, May 25, 2005 / GlobalSantaFe Corporation (NYSE: GSF) today announced that holders of Zero Coupon Convertible Debentures Due June 23, 2020 issued by its indirect wholly-owned subsidiary, Global Marine Inc. (GMI), have the right, beginning as of today, to surrender their debentures for repurchase. Each holder of debentures has the right to require GMI to repurchase on June 23, 2005 all or any part of such holder’s debentures at a price equal to $594.25 per $1,000 of principal amount at maturity. Under the terms of the debentures, GMI has the option to pay the repurchase price for the debentures with cash, stock, or a combination of cash and stock, and has elected to pay for the debentures solely with cash. If all outstanding debentures are surrendered for repurchase, the aggregate cash purchase price will be approximately $356.6 million.

In order to surrender debentures for repurchase, a holder of debentures must deliver a repurchase notice to Wilmington Trust Company, the trustee under the indenture governing the debentures and paying agent for the repurchase of the debentures, on or before 5:00 p.m. New York City time, on June 23, 2005. Holders of debentures complying with the transmittal procedures of The Depository Trust Company need not submit a physical repurchase notice to Wilmington Trust Company. Holders may withdraw any debentures previously surrendered for repurchase at any time before 5:00 p.m., New York City time, on June 23, 2005.

GlobalSantaFe Corporation and Global Marine Inc. will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission later today. GMI will make available to debenture holders, through The Depository Trust Company, documents specifying the terms, conditions and procedures for surrendering and withdrawing debentures for repurchase. Debenture holders are encouraged to read these documents carefully before making any decision with respect to the surrender of debentures, because these documents contain important information regarding the details of GMI’s obligation to purchase the debentures.

The debentures are convertible into 8.125103 ordinary shares, par value $.01 per share, of GlobalSantaFe Corporation per $1,000 principal amount at maturity of debentures, subject to adjustment under certain circumstances. Debentures as to which a repurchase notice has been given may be converted into GlobalSantaFe Corporation ordinary shares at any time before the close of business on June 23, 2005 only if the applicable repurchase notice has been withdrawn in accordance with the terms of the indenture.